[Corillian Corporation Letterhead]

May 2, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Corillian Corporation's Registration Statement on Form S-3, filed April 23, 2001, Filing Number 333-59384, Accession Number 0000912057-01-509991, CIK 0001041403.

Ladies and Gentlemen:

With respect to the above-referenced filing, we inadvertently did not provide the precise delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended. We are hereby amending the delaying amendment language in such filing to comply precisely with Rule 473, as follows:

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Thank you for your attention in this matter.

Sincerely,

/s/ Ted Spooner

Chief Executive Officer